Exhibit 99.5

Consent of Independent Registered Chartered Accountants

We hereby consent to the use in this Annual Report on Form 40-F of our report dated April 26, 2011 relating to the consolidated financial statements of Loncor Resources Inc. as at December 31, 2010 and 2009 and for the two years ended December 31, 2010.

/s/ BDO Canada LLP

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
April 28,  2011